Exhibit 12.2

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

For the twelve months ended, December 31, 2011

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$80,547,857

Add:
Interest on indebtedness (excluding capitalized interest)	223,473,216
Amortization of debt related expenses	9,746,436
Portion of rents representative of the interest factor	7,983,136
321,750,645

Distributed income from equity investees	163,047,852

Pretax earnings from continuing operations, as adjusted	$484,798,497

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (including capitalized interest)	$230,554,127
Preferred dividend factor	65,920,019
Amortization of debt related expenses	5,271,946
Portion of rents representative of the interest factor	7,983,136

Combined fixed charges and preferred stock dividends	$309,729,228

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.57

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